UNITED STATES OF AMERICA
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.   20549


Application of Northeast      )
                              )         CERTIFICATE PURSUANT TO
Utilities, Charter Oak Energy )         RULE 24 UNDER THE PUBLIC
                              )         UTILITY HOLDING COMPANY ACT
Inc. and COE Development      )         OF 1935
                              )
Corp. on Form U-1             )
                              )
(File No. 70-8507)            )




     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Charter Oak Energy, Inc. ("Charter Oak"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's supplemental order authorizing preliminary development activities and financing related to such activities and to acquisitions of interests in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") by Charter Oak (HCAR. No. 26134, September 30, 1994, File No. 70-8062, HCAR. No. 26213, December 30, 1994, File No. 70-8507, and HCAR.
No. 26354, August 7, 1995, File No. 70-8507).

(1)  BALANCE SHEET AS OF SEPTEMBER 30, 1996:

          Attached as Exhibit A.

(2)  INCOME STATEMENT FOR THE QUARTER ENDED SEPTEMBER 30, 1996:

          Attached as Exhibit B.

(3) GENERAL DESCRIPTION OF THE ACTIVITIES OF CHARTER OAK FOR THE QUARTER ENDED SEPTEMBER 30, 1996, AND OF THE PROJECTS IN WHICH CHARTER OAK OR ITS SUBSIDIARIES HAVE AN INTEREST:

     During the third quarter of 1996, pursuant to the permission granted by the Commission in the September 30, 1994 (HCAR. No. 26134), December 30, 1994 (HCAR. No. 26213) and August 7, 1995 (HCAR. No. 26354) orders, Charter Oak, through its wholly-owned subsidiary COE Development Corporation ("COE Development"), has participated in preliminary development activities for EWGs and FUCOs. These activities have been performed by COE Development both on its own and with unaffiliated third parties.

     On August 7, 1995 the Commission authorized NU to make investments in Charter Oak, and Charter Oak to make investments in COE Development, in the amount of up to $400 million, through December 31, 1996, for preliminary development activities and for acquisitions of interests in EWGs and FUCOs. This authorization includes preliminary development of domestic projects as well as investments in EWGs and FUCOs.

     On December 5, 1995, Charter Oak filed a Form U-57 notifying the Commission of foreign utility company status for Ave Fenix Energia S.A. ("Ave Fenix"), the 168 MW natural gas project currently under construction in the Republic of Argentina. Charter Oak through its wholly-owned subsidiary COE Ave Fenix Corporation, will own approximately 96% of the issued and outstanding common stock of Ave Fenix. Synchronization with the grid and commencement of testing occurred in October 1996.

     On December 8, 1995, the 114 MW natural gas-fired project (Central Termica San Miguel de Tucuman, S.A., "C.T.S.M.T.") located in the Republic of Argentina commenced commercial operation. Charter Oak, through its wholly-owned subsidiary COE Argentina II Corp., owns 33.33% of the issued and outstanding common stock of C.T.S.M.T.

     On June 24, 1996, the Plantas Eolicas S.A., the 20 MW wind project in Costa Rica, synchronized with the grid. Charter Oak, through its wholly-owned subsidiary COE Tejona Corporation, will own approximately 65% of the issued and outstanding common stock of Plantas Eolicas. It is anticipated that a Costa Rican company will hold the remaining 35% of the common stock of Plantas Eolicas.

     Charter Oak, through its wholly-owned subsidiary Charter Oak (Paris), Inc., pursuant to the permission granted by the Commission (HCAR. No. 24893), has an approximately 10% beneficial equity ownership interest in a 213 MW gas-fired operational qualifying cogeneration facility in Paris, Texas.

     On September 24, 1993, NU was granted permission (HCAR. No. 70-8084) to invest up to $7 million in Charter Oak for the purchase of an interest in two non-utility subsidiaries to own an interest in a foreign utility company, Encoe Partners. Encoe Partners is a general partnership formed for the sole purpose of building, owning and operating a power generating facility in the United Kingdom ("Power Plant") and acquiring a one-third interest in certain rights and obligations under a power contract. The Power Plant is 2.176 MW and will produce power by harnessing the pressure in the natural gas pipeline feeding the 1,875 MW Teesside Project in Teesside, Wilton, Cleveland, England. This transaction was completed by Charter Oak on the close of business on September 30, 1993 by acquiring interests in two non-utility subsidiary companies, COE (UK) Corp. and COE (GENCOE) Corp.

     At this time, none of the other projects Charter Oak is currently pursuing are sufficiently defined to move beyond the preliminary development stage and therefore are not contained in this report.

(4) THE AMOUNTS OF RECOURSE AND NON-RECOURSE DEBT SECURITIES ISSUED TO THIRD PARTIES BY INTERMEDIATE COMPANIES:

     N.A.

(5) REGULATORY STATUS OF FACILITIES ELIGIBLE FOR EXEMPTION AS A PUBLIC UTILITY UNDER THE ACT.

     N.A.


(6) INFORMATION ON INTERCOMPANY SERVICE TRANSACTIONS INVOLVING AFFILIATED INTERMEDIATE COMPANIES, EWGs AND FUCOs FOR THE QUARTER ENDING SEPTEMBER 30, 1996.

     Attached as Exhibit C.


The aggregate amount of all guarantees issued by or for Charter Oak or any of its subsidiary companies for the quarter ending September 30, 1996 is approximately $53 million.


                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Charter Oak Energy, Inc.
/s/ Eugene G. Vertefeuille



Principal
Charter Oak Energy, Inc.
P.O. Box 270
Hartford, CT 06141-0270
November 29, 1996








































                                                            EXHIBIT A

               CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
               -----------------------------------------
                CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                ---------------------------------------

                                                    September 30,
                                            ---------------------------
                                                1996           1995
                                            ------------   ------------
                                               (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric                                  $        52    $        52
    Less:  Accumulated provision for
            depreciation                             49             47
                                            ------------   ------------
         Total net utility plant                      3              5
                                            ------------   ------------
Other Investments, at cost                       56,752         23,343
                                            ------------   ------------
Current Assets:
  Cash                                              438            557
  Accounts receivable                                -              10
  Taxes receivable                                  136            721
                                            ------------   ------------
                                                    574          1,288
                                            ------------   ------------
Deferred Charges:
  Accumulated deferred income taxes                 130            375
  Deferred development costs                      9,621          3,567
  Other                                             707            696
                                            ------------   ------------
                                                 10,458          4,638
                                            ------------   ------------
       Total Assets                         $    67,787    $    29,274
                                            ============   ============

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock                              $      -       $      -
  Capital surplus, paid in                       84,648         43,194
  Retained earnings                             (17,458)       (14,763)
                                            ------------   ------------
    Total capitalization                         67,190         28,431
                                            ------------   ------------
Minority interest in common equity
   of subsidiaries                                 (105)            10
                                            ------------   ------------
Current Liabilities:
  Accounts payable                                  121            453
  Accounts payable to affiliated companies          300            227
  Other                                             281            153
                                            ------------   ------------
                                                    702            833
                                            ------------   ------------
    Total Capitalization and Liabilities    $    67,787    $    29,274
                                            ============   ============

                                                              EXHIBIT B
                 CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
                 -----------------------------------------
               CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
               ---------------------------------------------

                                                  Three Months Ended
                                                       September 30,
                                              ---------------------------
                                                  1996           1995
                                              ------------   ------------
                                                (Thousands of Dollars)

Operating Revenues                            $      -       $      -
                                              ------------   ------------
Operating Expenses:
  Operation and maintenance                         1,299          2,066
  Depreciation                                        165            165
  Federal and state income taxes                     (260)          (845)
  Taxes other than income taxes                         6              6
                                              ------------   ------------
     Total operating expenses                       1,210          1,392
                                              ------------   ------------
Operating Loss                                     (1,210)        (1,392)
                                              ------------   ------------

Other Income:
  Investment income                                 1,255            207
  Other, net                                          (35)            40
                                              ------------   ------------
    Total other income                              1,220            247
                                              ------------   ------------
     Loss before interest charges                      10         (1,145)
                                              ------------   ------------

Interest Charges                                        4             14
                                              ------------   ------------

Net Income (Loss)                             $         6   $     (1,159)
                                              ============   ============






















                       Charter Oak Energy and Subsidiaries          Exhibit C
                         Detail of Intercompany Services
                       Third Quarter Ending September 30, 1996
                              Charter Oak Energy
                              ------------------
                                                             NON-
Service          Type of Services                  PAYROLL   PAYROLL    TOTAL
Provided By         Provided
-----------------------------------------------------------------------------
NUSCO       Charter Oak staff                      143,657    86,514  230,171
            Accounting and financial services        6,829       745    7,574
            Legal services                             734       368    1,102
            Miscellaneous                            5,766     1,030    6,796
                                                  ---------------------------
                 Total NUSCO Services              156,986    88,657  245,643
                                                  ---------------------------
CHARTER OAK
DEVELOPMENT
CORP        Legal services                               0     1,363    1,363
            Miscellaneous                                0     2,451    2,451
                                                  ---------------------------
                Total Charter Development
                     Corp Services                       0     3,814    3,814
                                                  ---------------------------
                Total Services Provided           156,986     92,471  249,457
                                                  ===========================

                             COE Development Corp.
                             ---------------------
                                                            NON-
Service      Type of Services                     PAYROLL   PAYROLL    TOTAL
Provided By    Provided
-----------------------------------------------------------------------------
NUSCO        Charter Oak staff                      383,167   246,390 629,557
             Engineering services                     2,398         0   2,398
             Legal services                               0     8,217   8,217
             Miscellaneous                            1,618        10   1,628
                                                    -------------------------
                  Total NUSCO Services              387,183   254,617 641,800
                                                    -------------------------
CL&P         Miscellaneous                            1,511       660   2,171
                                                    -------------------------
                  Total CL&P Services                 1,511       660   2,171
                                                    -------------------------
PSNH         Miscellaneous                                0       318     318
                                                    -------------------------
                  Total PSNH Services                     0       318     318
                                                    -------------------------
CHARTER OAK Miscellaneous                                 0     1,810   1,810
ENERGY                                              -------------------------
                  Total COE Services                      0     1,810   1,810
                                                    -------------------------
             Total Services Provided                388,694   257,405 646,099
                                                    =========================







                                COE (UK) Corp.
                                --------------
                                                             NON-
Service      Type of Services                      PAYROLL   PAYROLL    TOTAL
Provided By    Provided
-----------------------------------------------------------------------------
NUSCO        Charter Oak staff                       4,559    6,449    11,008
                                                    -------------------------
                Total Services Provided              4,559    6,449    11,008
                                                    =========================

                         COE Argentina II Corporation
                      ----------------------------------
                                                             NON-
Service           Type of Services                 PAYROLL   PAYROLL    TOTAL
Provided By         Provided
-----------------------------------------------------------------------------
NUSCO               Charter Oak Staff                   0       944       944
                                                   --------------------------
                    Total Services Provided             0       944       944
                                                   ==========================


                            COE Tejona Corp.
                      ----------------------------------
                                                             NON-
Service           Type of Services                 PAYROLL   PAYROLL    TOTAL
Provided By         Provided
-----------------------------------------------------------------------------
NUSCO               Miscellaneous                       0      (657)    (657)
                                                   --------------------------
                    Total Services Provided             0      (657)    (657)
                                                   ==========================